1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated January 10, 2022

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐  No☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

Exhibit	Description
99.01	Announcement on 2021/12/17:	CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use assets from the Company

99.02	Announcement on 2021/12/24:	Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.03	Announcement on 2021/12/24:	The amendment of Annual Report 2020

99.04	Announcement on 2021/12/27:	Chunghwa Telecom Global, Inc., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.05	Announcement on 2021/12/27:	Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

99.06	Announcement on 2022/12/29:	Recognition of an asset impairment pursuant to IAS No.36

99.07	Announcement on 2022/12/29:	The company has obtained the lease of ST-2 satellite transponder, recognized as right-of-use assets

99.08	Announcement on 2021/12/30:	Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from Ericsson Taiwan Ltd.

99.09	Announcement on 2021/12/30:	Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from NOKIA

99.10	Announcement on 2022/01/10:	Chunghwa Telecom to hold conference call for the fourth quarter 2021 results

99.11	Announcement on 2022/01/10:	Chunghwa Telecom announces its operating results for December 2021

99.12	Announcement on 2022/01/10:	December 2021 sales

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 10, 2022

Chunghwa Telecom Co., Ltd.

By:	/s/Yu-Shen Chen
Name:	Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

CHT Security Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use assets from the Company

Date of events: 2021/12/17

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

Asset 1：8F., No. 2*, Sec. 1, Hangzhou S. Rd., Zhongzheng Dist., Taipei City, Taiwan

Asset 2：1F、11F., No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City, Taiwan

Asset 3：2F., No. 35*, Sec. 1, Wenxin Rd., Nantun Dist., Taichung City, Taiwan

Asset 4：5F., No. 20*, Zhisheng Rd., Zuoying Dist., Kaohsiung City, Taiwan

2.	Date of occurrence of the event: 2021/12/17

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Asset 1: About 359.65 ping

       Price per unit: NT$2,429 per ping per month

       Monthly payment: NT$873,650

       Total transaction amount: NT$10,483,800

       Right-of-use assets: NT$9,911,777

Asset 2: About 149 ping

       Price per unit: NT$2,013 per ping per month

       Monthly payment: NT$300,000

       Total transaction amount: NT$3,600,000

       Right-of-use assets: NT$3,403,570

Asset 3: About 53.99 ping

       Price per unit: NT$752 per ping per month

       Monthly payment: NT$40,609

       Total transaction amount: NT$487,308

       Right-of-use assets: NT$460,716

Asset 4: About 67.98 ping

       Price per unit: NT$691 per ping per month

       Monthly payment: NT$47,000

       Total transaction amount: NT$564,000

       Right-of-use assets: NT$533,228

The sum of transaction amount above: NT$15,135,108

The sum of right-of-use assets above: NT$14,309,291

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed): Chunghwa Telecom Co., Ltd.; parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterpart: Consideration of the property location and overall operation requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Asset 1: Delivery or payment terms: monthly payment

       Lease period: 2022/1/1~2022/12/31

       Contractual restrictions and other important appointments: None

Asset 2: Delivery or payment terms: monthly payment

       Lease period: 2022/1/1~2022/12/31

       Contractual restrictions and other important appointments: None

Asset 3: Delivery or payment terms: monthly payment

       Lease period: 2022/1/1~2022/12/31

       Contractual restrictions and other important appointments: None

Asset 4: Delivery or payment terms: monthly payment

       Lease period: 2022/1/1~2022/12/31

       Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: Existing contract price

The decision-making unit: Board of Directors.

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/12/17

25.	Date of ratification by supervisors or approval by the audit committee: 2021/12/17

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.02

Chunghwa System Integration Co., Ltd., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2021/12/24

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

(1) 1F, 3F, No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei City

(2) 1F, 12F & 14F, No. *, Lingnan Rd., Lingya Dist., Kaohsiung City

2.	Date of occurrence of the event: 2021/12/24

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

(1) 1F, 3F., No. 5*, Sec. 2, Jinshan S. Rd., Da’an Dist., Taipei City

Transaction volume: 182.5 ping

Price per unit: NT$1393.62 per ping per month

Total transaction amount: NT$9,156,060 (including tax)

Right-of-use assets: NT$8,426,367

(2) 1F, 12F & 14F, No. *, Lingnan Rd., Lingya Dist., Kaohsiung City

Transaction volume: 542.3 ping

Price per unit: NT$560 per ping per month

Total transaction amount: NT$27,331,920 (including tax)

Right-of-use assets: NT$23,596,633

The sum of transaction amount above: NT$36,487,980 (including tax)

The sum of right-of-use assets above: NT$32,023,000

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The reason for choosing the related party as trading counterparty: For the company’s overall business planning and requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

(1) Delivery or payment terms: monthly payment

Lease period: 2022/02/01~2025/01/31

Contractual restrictions and other important appointments: None

(2) Delivery or payment terms: monthly payment

Lease period: 2022/01/01~2029/12/31

Contractual restrictions and other important appointments: Chunghwa

Telecom provides a six-month renovation period (January 1, 2022 - June 30, 2022) to Chunghwa System Integration without the rent and the homeowner association fee.

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: bargaining according to market conditions

Decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/12/24

25.	Date of ratification by supervisors or approval by the audit committee: 2021/12/24

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.03

The amendment of Annual Report 2020

Date of events: 2021/12/24

Contents:

1.	Date of occurrence of the event:2021/12/24

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence: To amend page 46 of the Annual Report 2020(Chinese Version), and page 51 of the Annual Report 2020(English Version).

6.	Countermeasures: To upload the amended Annual Report 2020

7.	Any other matters that need to be specified: None

EXHIBIT 99.04

Chunghwa Telecom Global, Inc., the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2021/12/27

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): 9F, Communication Building, No. 3*, Aiguo E. Rd., Da’an Dist., Taipei City

2.	Date of occurrence of the event: 2021/12/27

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 14.62 square meters, equivalent to 4.4 ping

Unit price: NT$2,000 per ping per month

Total transaction amount: NT$211,200

Right-of-use assets: NT$209,190

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

The reason for choosing the related party as trading counterparty: The location of the property and the overall business planning considerations.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Delivery or payment terms: monthly payment, NT$8,800 per month

Payment period: 2022/1/1 – 2023/12/31

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Trading decision method and price reference basis: bargaining according to market conditions

Decision-making unit: Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/12/27

25.	Date of ratification by supervisors or approval by the audit committee: NA

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: The company does not have supervisors or board of independent directors.

EXHIBIT 99.05

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use asset from the Company

Date of events: 2021/12/27

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

Asset 1: 2F, No. 2*, Linsen Rd., North Dist., Hsinchu City, Taiwan

Asset 2: 15 stores leased in total, such as No. 24*, Ben St., Dongshi Dist., Taichung City, Taiwan

2.	Date of occurrence of the event: 2021/12/27

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Asset 1. Hsinchu office

       Transaction volume: 28.9 pings

       Unit price: average NT$800 per ping per month

       Total transaction amount: NT$554,880

       Right-of-use asset: NT$518,464

Asset 2. 15 stores

       Transaction volume: 212.4 pings

       Unit price: average NT$498 per ping per month

       Total transaction amount: NT$1,817,732

       Right-of-use asset: NT$1,718,181

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: monthly payment

Payment period: Asset 1: two years; Asset 2: 13 months to 18 months.

Contractual restrictions and other important appointments: None

9.	The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Price reference basis: Price negotiation

Decision-making unit: Chairman authorized by Board of Directors

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Office premises and telecom service channels

22.	Any dissenting opinions of directors to the present transaction: No

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2022/02/09

25.	Date of ratification by supervisors or approval by the audit committee: 2022/02/09

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified:

The board of directors authorized the chairman to decide on the matters and have the decisions submitted to and ratified by the coming board of directors meeting (expected 2022/02/09).

EXHIBIT 99.06

Recognition of an asset impairment pursuant to IAS No.36

Date of events: 2021/12/29

Contents:

1.	Date of occurrence of the event:2021/12/29

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): Head office

4.	Reciprocal shareholding ratios: N/A

5.

Cause of occurrence: Change scope or method of certain right-of-use assets regarding fixed-satellite communication services causes change of value in use and impairment of assets in accordance with IAS 36. Therefore, the company recognizes impairment of assets of amount around NTD 420 million.

6.	Countermeasures: None

7.	Any other matters that need to be specified:
(1)	The recognized impairment amount is not yet audited.
(2)	The impairment involves no cash expenditure, and does not affect working capital or cash flow of the company.

EXHIBIT 99.07

The company has obtained the lease of ST-2 satellite transponder, recognized as right-of-use assets

Date of events: 2021/12/29

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Right-of-use assets for the lease of ST-2 satellite transponder

2.	Date of occurrence of the event: 2021/12/29

3.

Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price: The total transaction amount is approximately NT$1.15 billion, and the recognized amount of right-of-use assets is approximately NT$1.12 billion.

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Counterparty of the transaction: ST-2 Satellite Ventures Pte., Ltd.

Relationship with the counterparty: An affiliated company invested by subsidiary Chunghwa Telecom Singapore Pte., Ltd.

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason on selecting the related party as the counterparty of transaction: Since the useful life of satellite is extended and the lease term changed, the company has additional lease payment other than the original contract agreement.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.

Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: The original lease term was 15 years and has been extended for 3 years and 3 months. The payments made for the extended period will be around NT$1.15 billion.

9.

The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: Negotiation; refer to the original lease payment; proceed according to the company's authorization regulations.

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

1

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: For business operation

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: Yes

24.	Date of the board of directors resolution: 2021/12/29

25.	Date of ratification by supervisors or approval by the audit committee: 2021/12/29

26.	The transaction is to acquire a real property or right-of-use asset from a related party: Yes

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.08

Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from Ericsson Taiwan Ltd.

Date of events: 2021/12/30

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Mobile broadband construction project

2.	Date of occurrence of the event: 2021/07/22~2021/12/30

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price: Mobile broadband construction project, totaling NT$ 7.23 billion.

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Ericsson Taiwan Ltd.

Relationship with the company: None

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: According to the contract

9.

The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: In accordance with the procurement and management regulations of Chunghwa Telecom

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Mobile broadband construction project

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: No

24.	Date of the board of directors resolution: NA

25.	Date of ratification by supervisors or approval by the audit committee: NA

26.	The transaction is to acquire a real property or right-of-use asset from a related party: No

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.09

Chunghwa Telecom announced the purchase of "mobile broadband service equipment" from NOKIA

Date of events: 2021/12/30

Contents:

1.	Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City): Mobile broadband construction project

2.	Date of occurrence of the event: 2021/08/31~2021/12/30

3.	Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price: Mobile broadband construction project, totaling NT$ 8.12 billion

4.

Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Nokia Solutions and Networks Oy

Relationship with the company: None

5.

Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.

Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.	Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A

8.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions: According to the contract

9.

The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit: In accordance with the procurement and management regulations of Chunghwa Telecom

10.	Name of the professional appraisal firm or company and its appraisal price: N/A

11.	Name of the professional appraiser: N/A

12.	Practice certificate number of the professional appraiser: N/A

13.	The appraisal report has a limited price, specific price, or special price: N/A

14.	An appraisal report has not yet been obtained: N/A

15.	Reason for an appraisal report not being obtained: N/A

16.	Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A

17.	Name of the CPA firm: N/A

18.	Name of the CPA: N/A

19.	Practice certificate number of the CPA: N/A

20.	Broker and broker's fee: N/A

21.	Concrete purpose or use of the acquisition or disposal: Mobile broadband construction project

22.	Any dissenting opinions of directors to the present transaction: None

23.	Whether the counterparty of the current transaction is a related party: No

24.	Date of the board of directors resolution: NA

25.	Date of ratification by supervisors or approval by the audit committee: NA

26.	The transaction is to acquire a real property or right-of-use asset from a related party: No

27.	The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A

28.	Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A

29.	Any other matters that need to be specified: None

EXHIBIT 99.10

Chunghwa Telecom to hold conference call for the fourth quarter 2021 results

Date of events: 2022/01/26

Contents:

1.	Date of institutional investor conference: 2022/01/26

2.	Time of institutional investor conference: 15:00

3.	Location of institutional investor conference: Teleconference

4.	Outline of institutional investor conference:

Please refer to https://www.cht.com.tw/chtir and http://mops.twse.com.tw after 14:30 on January 26, 2022 Taipei time for the brief information and presentation of the investor conference.

5.	Any other matters that need to be specified:

Teleconference will be held during 15:00-16:00 Taipei time.

EXHIBIT 99.11

Chunghwa Telecom announces its operating results for December 2021

Date of events: 2022/01/10

Contents:

1.	Date of occurrence of the event: 2022/1/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter "head office" or "subsidiaries"): Head office

4.	Reciprocal shareholding ratios: N/A

5.	Cause of occurrence:

Chunghwa Telecom announced its unaudited operating results on a consolidated basis for December 2021:

The Company’s revenue was approximately NT$22.73 billion, income from operation was approximately NT$3.92 billion, net income attributable to stockholders of the parent was approximately NT$3.04 billion, EBITDA was approximately NT$7.16 billion and earnings per share was NT$0.39 for December 2021.

The Company’s revenue was approximately NT$210.48 billion, income from operation was approximately NT$44.93 billion, net income attributable to stockholders of the parent was approximately NT$35.75 billion, EBITDA was approximately NT$83.33 billion and earnings per share was NT$4.61 for the year ended December 31, 2021.

6.	Countermeasures: None

7.	Any other matters that need to be specified: None

EXHIBIT 99.12

Chunghwa Telecom

January 10, 2022

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of December 2021.

1) Sales volume (NT$ Thousand)

Period	Items	2021	2020	Changes	%
Dec.	Net sales	22,726,282	24,586,872	(-) 1,860,590	(-) 7.57%
Jan.-Dec.	Net sales	210,477,947	207,608,998	(+) 2,868,949	(+)1.38%

2) Funds lent to other parties (NT$ thousand)

Lending Company	Current Month	Last Month	Specified Amount
Parent Company	0	0	0
Subsidiaries	0	0	0

3) Endorsements and guarantees (NT$ thousand)

Guarantor	Increase (Decrease)	Accumulated	Limited Amount
Parent Company	0	0	0
Subsidiaries	0	500,000	2,978,748

4) Financial derivative transactions accumulated from January to the reporting month (NT$ thousand)

a-1 Non-trading purpose (that does not meet the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	257,081
	Fair Value	-6,180
	The amount of unrealized gain(loss) recognized this year	-8,451

Settled Position	Total amount of contract	674,408
	The amount of realized gain(loss) recognized this year	-3,798

a-2 Non-trading purpose (that meets the criteria for hedge accounting)

		Forward Contract
Margins Paid		0
Premiums Received (Paid)		0

Outstanding Position	Total amount of contract	227,780
	Fair Value	-8,286
	The amount of unrealized gain(loss) recognized this year	-10,038

Settled Position	Total amount of contract	1,983,091
	The amount of realized gain(loss) recognized this year	-42,574

b Trading purpose : None